

Offering Statement for SmartScreen LLC ("SmartScreen")

SmartScreen LLC ("SmartScreen," the "Company," "we," or "us"), a Nevada limited liability company formed on April 9, 2020, is holding the following offering:

Up to $123,997.50 in Units at $49.50 with a minimum target amount of $9,999.00.

Offering Minimum: $9,999.00 | 202 Units

Offering Maximum: $123,997.50 | 2,505 Units

Type of Security Offered: Units

Purchase Price of Security Offered: $49.50

Minimum Investment Amount (per investor): $247.50

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $247.50. The Company must reach its Target Offering Amount of $9,999.00 by April 1st, 2024 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

This document is generated by PicMii Crowdfunding LLC ("PicMii"), which is not a registered broker-dealer. PicMii does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. PicMii has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither PicMii nor any of its officers, directors, agents or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All regulation CF offerings are conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact PicMii Crowdfunding LLC:

Chandler Kline: chandler.kline@picmiicrowdfunding.com

PicMii does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating

and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

About This Form C

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE

TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website as

http://www.smartscreenllc.com

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with applicable state law.

The Company

1. What is the name of the issuer?

SmartScreen LLC

5439 Cokesbury Road
Fuquay Varina**,** NC 27526

Eligibility

2. The following are true for SmartScreen LLC:

1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer Format).
5. Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

Employee Name and Title

James Howard Reed | CEO

Employee Background:

James is a 30-year strategic executive with a unique blend of both corporate and start-up experience. James's specialty is leading the sales and marketing efforts of fortune 500 spinouts under the companies venture capital umbrellas. He has done this with Xerox, UPS, Nokia and with a USPS privatization startup called SmartMail. SmartMail was sold to DHL for 480 million dollars. In addition to these accomplishments, James has started several of his own companies including the pre-curser to SmartScreen called Smart Page which he co-founded with Pat Moore. SmartPage was the first Bayesian Data Mining eCommerce analytics and predictive technology personalization company founded in 2004.

James entered the restaurant technology space as a consultant to schedule 101, a labor management and scheduling company. He was recruited by Altametrics, the largest restaurant technology back-office company in the country with over 150,000 locations including the largest brands such as Taco Bell, McDonalds, Denny's, Buffalo Wild Wings, Kentucky Fried Chicken and Jack in the Box.

As Senior VP of Strategic Alliances James led the strategic assessment of new business opportunities and partnerships. James designed & implemented an integrations partner program that met the needs of Altametrics' business models. By understanding market dynamics and having keen knowledge and awareness of competitive products, solutions and service offerings, James demonstrated competence across a broad spectrum that included but was not limited to new product launch, product positioning, pricing, partner program development and strategic planning. He led this area of the business in the identification, evaluation, structuring, and negotiations of potential partnerships for the company and oversaw the success of the alliances and execution of the partner programs. He continuously improved efficiencies, processes, procedures and personnel in all areas of responsibility to keep pace with the growth of the company.

3-Year Work History:

CEO of SmartScreen | April 9th, 2020 – Present (Primary Position)

Employee Name and Title

Patrick Moore | Chief Data Scientist

Employee Background:

Pat Moore is a Cornell Statistician with vast experience. Pat has run Data Science teams at American Express, Rakuten, New York Times and Bloomberg as well as a few start-ups. Pat's teams have conducted thousands of online experiments, built thousands of predictive models, designed several semi-automated analytics platforms, designed a few recommender systems and designed one completely automated analytics platform. All with the objective of revenue maximization. Pat is an expert at designing specifications for engineers to build AI platforms.

Pat leads a team that develops statistical models for a variety of purposes using structured as well as unstructured data on a Big Data platform. I also design ML software to develop data science driven software for use by non-data scientists. Currently I work with Bigquery, Hive and Rapidminer, but have worked extensively with SQL, SAS and Matlab in the past. I have also used C++, Python and R at times.

3-Year Work History:

Data Science Lead at Bloomberg | March 2017 - Present (Primary Position)
Chief Data Scientist of SmartScreen | April 9th, 2020 – Present

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or units the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

<u>Principal Security Holder Name</u>

James Howard Reed | CEO

Securities

87,576 Units

Security Class

Units

Voting Power

51%

<u>Principal Security Holder Name</u>

Patrick Welch Moore | Chief Data Scientist

Securities

72,122 Units

Security Class

Units

Voting Power

42%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

SmartScreen offers products & services for restaurant owners and brands who are dissatisfied with current customer communication, personalization and marketing strategies and tactics that are not relevant, cost too much, cannot be measured and lead to unintended usually negative guest experiences. SmartScreen is the only restaurant specific personalization and sales optimization platform. SmartScreen is a communication channel, application and hardware agnostic and can optimize upsell opportunities by giving guest personalized recommendations in a relevant presentation through any communication channel.

The aha moment came in 2019 when McDonalds bought a personalization platform that was not intended for restaurants but for ecommerce called Dynamic Yield for 300 million dollars. Pat and James had a company ten years before dynamic yield was created that did the same thing and we knew McDonald's was not going to license that technology to other restaurants. Then in 2020 the Pandemic made it clear that the restaurant space was going be in the exact same place as ecommerce was back in 2002.

We wanted to solve the problem of every restaurant being able to increase their revenues and profits along with guest experiences by utilizing an agnostic optimization and personalization system that was easy to implement/use and was very cost effective.
The Pandemic accelerated digital dining experiences exponentially. Online, mobile applications account for over 50 percent of orders now in many establishments where before the pandemic they might have been 5-10 percent. The profits of these orders are stressed as there are third party payouts, advertising and discounts associated with this digital ordering trend. The industry is in the same spot the retail brick and mortar stores were in 20 years ago. Personalization engines such as SmartScreen have been extremely effective in raising conversion rates in eCommerce and will have the same effect in online, mobile and digital signage restaurant applications. The growth of these companies in eCommerce speaks well for SmartScreen as they are the first to market.

There are 660,936 restaurants in the United States, as of 2021. There are another 70,000 bars and there are more than 2 million ecommerce sites. SmartScreen plans on using the domino approach to owning the restaurant and hospitality industry and then moving into stadiums and arenas along with restaurants in hotels and grocery stores. Finally when these segments have SmartScreen as the industry leader, SmartScreen will move into the ecommerce space.

Risk Factors

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Regulatory changes and uncertainties.

The Company operates in a highly regulated industry subject to substantial change. In addition, both its labor and customer base are licensed and regulated by local, state, and federal governments. Policies may be changed for several reasons including, but not limited to economic conditions, public safety, socio-political factors, and such. As policy changes are made by regulators, there is no guarantee that the company will be able to provide services in its current form, which may place a substantial hardship on operations, causing an Investor to lose all or a portion of their investment.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions.

The Company's success depends on the experience and skill of its manager and other key personnel.

In particular, we are dependent on our managers. The loss of our founder, Shane Cramsey, or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions we make on the behalf of the Company.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non- competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form and advise new markets. Any incident that erodes confidence in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

Risks Related to the Offering

The U.S. Securities and exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances they may be forced to withdraw from the Company.

An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or

regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

Investors will have no right to control the Company's operations.

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Portfolio Companies. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Manager and Principals to conduct and manage the business affairs of the Company

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public or coin offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional

financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

The Securities may be substantially different from other equity securities offered or issued by the Company.

The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred membership interests, have been paid in full. Neither holders of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

ISSUER SPECIFIC RISKS

Lack of Adoption of Platform and New Competitors

There is no assurance that restaurants will adopt the platform and there is a risk that even after using SmartScreen, they decide to work with a new competitor or a larger company getting into the space.

The Offering

Minimum Amount of the Securities Offered	202
Total Amount of the Securities Outstanding After Offering (if Target Offering Amount Met)	171,921
Maximum Amount of the Securities Outstanding after Offering (if Maximum Offering Amount Met)	2,505
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount is Met)	174,224
Price Per Security	$49.50
Minimum Individual Purchase Amount	$247.50
Offering Deadline	April 1st, 2024
Use of Proceeds	See Question 8
Voting Power	See Question 13

*The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

SmartScreen LLC ("Company") is offering securities under Regulation CF, through PicMii Crowdfunding LLC ("PicMii"). PicMii is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.5% of the value of the securities sold through Regulation CF and a $1,500 up-front payment. There is also a $250 fee per disbursement the Company performs. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. The issuer is also responsible for covering transaction fees incurred through use of credit card, ACH, and wire.

The Company plans to raise between $9,999.00 and $123,997.50 through an offering under Regulation CF. Specifically, if we reach the Minimum Raise Amount of $9,999.00, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have not yet to be closed.

In the event The Company fails to reach the minimum offering amount of $9,999.00, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

7. What is the purpose of this offering?
If the maximum offering amount is raised, our anticipated use of proceeds is as follows in Question 8.

8. How does the issuer intend to use the proceeds of this offering?

	% of Capital if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Capital if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Product Development	0%	$0	25%	$30,999.37
Advertising and Marketing	0%	$0	35%	$43,399.12
Debt Paydown	100%	$9,999.00	16%	$19,839.60
Liquor Line	0%	$0	0%	$0
Reserves	0%	$0	0%	$0
Employees	0%	$0	24%	$29,759.40
Total	100%	$9,999.00	100%	$123,997.00

*We reserve the right to change the above use of proceeds if management believes it is in the best interest of the Company.

9. How will the issuer complete the transaction and deliver securities to the investors?

Manage Own Records - In entering into an agreement on PicMii Crowdfunding's Funding Portal to purchase securities, both investors and the Company must agree that a transfer agent, which keeps records of their outstanding Units (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed) or that the Company is capable of maintaining investment records on their own.

In this Case, SmartScreen will be managing their records on their own. Stock ownership is recorded in the company's electronic books and records, which may be kept online if directed by the Members, with issuance and transfers of Units made electronically. Investors should understand that the issuer may elect to utilize a transfer agent to manage their records in the future. If this is the case, investors would be provided with an account with that transfer agent to manage their investment.

10. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering PicMii will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). PicMii Crowdfunding will notify investors when the target offering amount has been met. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering

and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

11. Can the company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated at the Issuer's discretion. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

12. Describe the terms of the securities being offered.

Up to $123,997.50 in Units at $49.50 with a minimum target amount of $9,999.00.

Offering Minimum: $9,999.00 | 202 Units

Offering Maximum: $123,997.50 | 2,505 Units

Type of Security Offered: Units

Purchase Price of Security Offered: $49.50

Minimum Investment Amount (per investor): $247.50

13. Do the securities offered have voting rights? Voting Rights and Proxy:

Units in the Company do have voting rights per the Operating Agreement, however in the subscription agreement, the Investor is giving their voting rights back to the CEO through proxy. Therefore, the Investor should understand that they are not entitled to vote as a result of the execution of the subscription agreement and the purchase of securities in the Company:

The subscriber hereby appoints the Chief Executive Officer (CEO) of the Company, or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to and on behalf of the Subscriber, (i) vote all Securities held of record by the Subscriber (including any of the Company's Units that the Subscriber may acquire in the future), (ii) give and receive notices

and communications, (iii) execute any written consent, instrument or document that the CEO determines is necessary or appropriate at the his/her complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Securities Exchange Act covering the Common Stock, or five years after the execution of this Subscription Agreement. The CEO is an intended third-party beneficiary of this Section and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

14. Are there any limitations on any voting or other rights identified above?

See Question 13.

15. How may the terms of the securities being offered be modified?
We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be cancelled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
- The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal

equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company's operating agreement per Exhibit E contains additional restrictions on transfer.

Description of Issuer's Securities

16. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Amount Authorized	Amount Outstanding	Reserved Options	Convertible Note/SAFEs	Voting Rights
Units	200,000	171,719	N/A	N/A	Yes

Options, Warrants and Other Rights

17. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional units. In other words, when the company issues more units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred units or warrants) into stock. If the company decides to issue more units, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company)

18. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

Yes, Units purchased through this Regulation Crowdfunding campaign are not entitled to voting rights per the proxy agreement within the subscription agreement in Exhibit C.

19. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of

other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional units to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

20. How are the securities being offered valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The securities being offered are valued at the issuer's discretion. An early-stage company typically sells its units (or grants options over its units) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their units than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your units than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value - The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many

assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

21. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The company's Articles of Organization or Operating Agreement can be amended by the holders of a majority of the issued and outstanding units of the Company. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding units of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as, among other things: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Certificate of Incorporation or Operating Agreement; (c) creation and issuance of other securities having rights, preferences or privileges senior to the common stock sold to the crowdfunding investors, or increasing the authorized number of units of stock of the company; or (d) creation of any debt security.

22. What are the risks to purchasers associated with corporate actions including:

1. **Additional issuances of securities**
2. **Issuer repurchases of securities**
3. **A sale of the issuer or of assets of the issuer**
4. **Transactions with related parties**

The authorization and issuance of additional units of the company will dilute the ownership of the crowdfunding investors. As a result, if the company achieves profitable operations in the future, its net income per share will be reduced because of dilution, and the market price of the company's common stock, if there is a market price, could decline as a result of the additional issuances of securities. If the company repurchases securities, so that the above risk is mitigated, and there are fewer units outstanding, the company may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our securities would decline. A sale of the company or of all of the assets of the company may result in an entire loss of your investment. We cannot predict the market value of the company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available,

it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms.

23. Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
N/A	N/A	N/A	N/A

24. What other exempt offerings has the Company conducted within the past three years?

None.

25. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. **Any director or officer of the issuer;**
2. **Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
3. **If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
4. **Any immediate family members of any of the foregoing persons.**

None.

Financial Condition of the Issuer

26. Does the issuer have an operating history?

The Company was formed in April of 2020 and has been in operation ever since. The company has received start up awards from the Restaurant Technology Association as one of 17 finalists in Startup of the year awards at the 2022 Multi Unit Technology Show in Las Vegas. The company has built several prototypes for large brand names such as Boston Market and has released its first shipping product this year at the National Restaurant Association in Chicago. The Company had a booth and received 185 plus leads and are currently following up on those leads to make sales.

27. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The company is pre-revenue and has been funded for the last three years with a combination of all three partners adding capital at different rates. The company is self-funded and can continue to exists through these mechanisms. The company is looking to start to receive payments for services in the last quarter of FY 2023.

28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

See Exhibit A

29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
   i. In connection with the purchase or sale of securities?
   ii. Involving the making of any false filing with the commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
   i. In connection with the purchase or sale of any security?
   ii. Involving the making of any false filing with the Commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading**

Commission; or the National Credit Union Administration that:

i. At the time of the filing this offering statement bars the person from:

1. Association with an entity regulated by such commission, authority, agency or officer?
2. Engaging in business of securities, insurance, or banking?
3. Engaging in savings association or credit union activities?

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?
ii. Places limitations on the activities, functions or operations of such person?
iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock?

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?
ii. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to

constitute a scheme or device for obtaining money or property through the mail by means of false representations?

SmartScreen LLC answers 'NO' to all of the above questions.

Other Material Information

30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading. The following documents are being submitted as part of this offering:

Financials: See Exhibit A

Offering Page: See Exhibit B

Subscription Agreement: See Exhibit C

Articles of Organization: Exhibit D

Operating Agreement: Exhibit E

Exhibit A

Financial Statements

I hereby certify that the financial statements provided for SmartScreen LLC and notes thereto for the periods provided included in this Form C Offering Statement are true and complete in all material aspects and that the information below reflects accurately the information stated on our Federal Income Tax Returns for this time period.

Financial information certified by this principal executive officer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer in reliance on SEC Rule 227.201(bb).

In WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the date signed.

James Reed

8/4/2023

SmartScreen LLC

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Adv Fundamentals - 6400 - 1	-10,392.18
Cash	1,690.17
Cash misc expense	351.49
Total Bank Accounts	**$ -8,350.52**
Total Current Assets	**$ -8,350.52**
TOTAL ASSETS	**$ -8,350.52**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Business Adv Customized Cash Rewards - 6970 - 1	31,953.03
CORP Account - Business Adv Customized Cash Rewards - 8241 - 1	-18,283.17
Total Credit Cards	**$13,669.86**
Other Current Liabilities	
Payroll wages and tax to pay	0.00
Wages to pay	-43,885.00
Total Payroll wages and tax to pay	**-43,885.00**
Total Other Current Liabilities	**$ -43,885.00**
Total Current Liabilities	**$ -30,215.14**
Total Liabilities	**$ -30,215.14**
Equity	
Partner investments	64,310.81
Retained Earnings	0.00
Net Income	-42,446.19
Total Equity	**$21,864.62**
TOTAL LIABILITIES AND EQUITY	**$ -8,350.52**

SmartScreen LLC

Profit and Loss
January - December 2022

	TOTAL
Income	
Discounts/Refunds Given	17.15
Total Income	**$17.15**
GROSS PROFIT	**$17.15**
Expenses	
Advertising & marketing	6,008.62
Employee benefits	20.00
Health insurance & accident plans	1,141.68
Total Employee benefits	**1,161.68**
Entertainment	2,175.08
General business expenses	292.69
Bank fees & service charges	359.47
Memberships & subscriptions	1,244.19
Total General business expenses	**1,896.35**
Insurance	2,481.36
Interest paid	1,428.69
Legal & accounting services	0.00
Legal fees	1,117.00
Total Legal & accounting services	**1,117.00**
Meals	764.52
Meals with clients	5,493.38
Total Meals	**6,257.90**
Office expenses	0.00
Office supplies	117.89
Printing & photocopying	17.00
Software & apps	329.78
Total Office expenses	**464.67**
Payroll expenses	0.00
Payments to partners	75.60
Total Payroll expenses	**75.60**
Repairs & maintenance	68.47
Supplies	0.00
Supplies & materials	131.67
Total Supplies	**131.67**
Travel	580.47
Airfare	3,191.72
Hotels	5,548.56
Taxis or shared rides	1,060.53
Train	675.99

SmartScreen LLC

Profit and Loss
January - December 2022

	TOTAL
Vehicle rental	1,493.10
Total Travel	**12,550.37**
Utilities	0.00
Electricity	1,000.69
Internet & TV services	1,339.28
Phone service	2,539.94
Water & sewer	152.31
Total Utilities	**5,032.22**
Total Expenses	**$40,849.68**
NET OPERATING INCOME	**$ -40,832.53**
Other Income	
Credit card rewards	90.82
Total Other Income	**$90.82**
Other Expenses	
Vehicle expenses	0.00
Parking & tolls	571.45
Vehicle gas & fuel	1,133.03
Total Vehicle expenses	**1,704.48**
Total Other Expenses	**$1,704.48**
NET OTHER INCOME	**$ -1,613.66**
NET INCOME	**$ -42,446.19**

SmartScreen LLC

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-42,446.19
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Business Adv Customized Cash Rewards - 6970 - 1	31,953.03
CORP Account - Business Adv Customized Cash Rewards - 8241 - 1	-18,283.17
Payroll wages and tax to pay:Wages to pay	-43,885.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-30,215.14**
Net cash provided by operating activities	**$ -72,661.33**
FINANCING ACTIVITIES	
Partner investments	64,310.81
Net cash provided by financing activities	**$64,310.81**
NET CASH INCREASE FOR PERIOD	**$ -8,350.52**
CASH AT END OF PERIOD	**$ -8,350.52**

SmartScreen LLC

Statement of Owners Equity
Year Ending December 31, 2022

Owners Equity at January 1, 2022
Add:

Owners Capital Contribution	$64,310.81
Net Income	$-42,446.19

Owners Equity at December 31, 2022 $21,864.62

Specific Owners Equity	
James Reed	$11,150.95
Pat Moore	$9,183.14
Laura Ali	$1,530.54

SmartScreen LLC

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Adv Fundamentals - 6400 - 1	30,983.82
zoom	14.99
Total Bank Accounts	**$30,998.81**
Total Current Assets	**$30,998.81**
TOTAL ASSETS	**$30,998.81**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Business Adv Customized Cash Rewards - 6970 - 1	27,544.21
CORP Account - Business Adv Customized Cash Rewards - 8241 - 1	-357.80
Total Credit Cards	**$27,186.41**
Total Current Liabilities	**$27,186.41**
Total Liabilities	**$27,186.41**
Equity	
Partner investments	31,341.62
Retained Earnings	
Net Income	-27,529.22
Total Equity	**$3,812.40**
TOTAL LIABILITIES AND EQUITY	**$30,998.81**

SmartScreen LLC

Profit and Loss
January - December 2021

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Advertising & marketing	1,827.89
Listing fees	835.18
Total Advertising & marketing	**2,663.07**
General business expenses	
Memberships & subscriptions	3,020.98
Total General business expenses	**3,020.98**
Legal & accounting services	
Legal fees	1,887.00
Total Legal & accounting services	**1,887.00**
Meals	
Meals with clients	87.62
Total Meals	**87.62**
Payroll expenses	
Payments to partners	7,563.00
Total Payroll expenses	**7,563.00**
Travel	
Airfare	147.96
Hotels	16.80
Vehicle rental	142.79
Total Travel	**307.55**
Total Expenses	**$15,529.22**
NET OPERATING INCOME	**$ -15,529.22**
Other Expenses	
Amortization	12,000.00
Total Other Expenses	**$12,000.00**
NET OTHER INCOME	**$ -12,000.00**
NET INCOME	**$ -27,529.22**

SmartScreen LLC

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-27,529.22
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Business Adv Customized Cash Rewards - 6970 - 1	27,544.21
CORP Account - Business Adv Customized Cash Rewards - 8241 - 1	-357.80
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**27,186.41**
Net cash provided by operating activities	**$ -342.81**
FINANCING ACTIVITIES	
Partner investments	31,341.62
Net cash provided by financing activities	**$31,341.62**
NET CASH INCREASE FOR PERIOD	**$30,998.81**
CASH AT END OF PERIOD	**$30,998.81**

SmartScreen LLC

Statement of Owners Equity
Year Ending December 31, 2021

Owners Equity at January 1, 2021

Add:

Owners Capital Contribution	$31,341.62
Net Income	$- 27,529.22
Owners Equity at December 31, 2022	**$3,812.40**

Notes to the Financial Statements of SmartScreen LLC

1. Summary of Significant Accounting Policies

(a) Basis of Presentation - These financial statements have been prepared in conformity with Generally Accepted Accounting Principles (GAAP) in the United States.

(b) Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents - Cash and cash equivalents include all cash balances and highly liquid investments with original maturities of three months or less.

(d) Accounts Receivable - Accounts receivable are stated at their net realizable value, and an allowance for doubtful accounts is provided based on historical experience and other relevant factors.

(e) Property, Plant, and Equipment - Property, plant, and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

(f) Revenue Recognition - The company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, as applicable.

(g) Income Taxes - Income taxes are accounted for under the asset and liability method.

(h) Stock-Based Compensation - The company accounts for stock-based compensation in accordance with relevant GAAP standards.

2. Related Party Transactions - The Company may enter into transactions with related parties, including its affiliates and officers and directors. Such transactions are conducted at arm's length and are disclosed in accordance with GAAP.

3. Contingencies - The company discloses any contingencies that are known or reasonably estimable and that could have a material impact on its financial position or results of operations.

4. Subsequent Events - The company evaluates events that occur subsequent to the balance sheet date but before the financial statements are issued. Disclosures are made when events that require recognition or disclosure in the financial statements have occurred.

Exhibit B

Offering Page











SmartScreen

Introducing a game-changer for restaurant marketing. The SmartScreen Restaurant Personalization Platform makes it easy to quickly deploy personalized, integrated digital dining experiences across all guest communications channels through personalized menu recommendations, personalized content, triggered pop ups, emails, and digital advertising.

SmartScreen
Personalize/Prophesize/Monetize
Booth 10344
The SmartScreen
Restaurant Personalization Platform
00:43

Progress: 0 %

Funding Raised

$0

Funding Goal

$9,999.00-$123,997.50

Days Remaining

Closed

Company Website   SAVE DEAL

Virtual Business Pitch | Market Projection | Communication Channel | Team | About

Business Description

SmartScreen, a Raleigh-based company, is aiming to revolutionize the restaurant industry with its cutting-edge Personalization Platform.

SmartScreen offers products & services for restaurant owners and brands who are dissatisfied with current customer communication, personalization and marketing strategies and tactics that are not relevant, cost too much, cannot be measured and lead to unintended usually negative guest experiences. SmartScreen is the only restaurant specific personalization and sales optimization platform.

A Look at SmartScreen

No Need for Personal Data to Personalize: SmartScreen blends various data types and user behavior to personalize content, even without specific customer data.

Recommendations & Content Delivered Based on Business Objectives: SmartScreen recommends items that help meet business goals, like selling the most profitable or highest revenue items.

Checks & Balances Govern the Recommendations: Our algorithms control which items get promoted more and which get less attention based on their availability and the business's goals.

Wholistic Approach: SmartScreen integrates recommendations and optimized content across various platforms like online ordering, digital signage, and mobile apps, unifying disparate personalization capabilities.

Fully Automated: After the initial setup, SmartScreen's system automatically keeps making better and more suitable suggestions for your business on its own.

Open to all: SmartScreen is designed to increase sales no matter what methods or channels a restaurant uses, giving every owner the chance to reach their customers as effectively as the big brands do.

SmartScreen is a communication channel, application and hardware agnostic and can optimize upsell opportunities by

Security Type:

Equity Security

Price Per Share

$49.50

Shares For Sale

2,505

Post Money Valuation:

$9,124,088

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

April 1, 2024

Minimum Investment Amount:

$247.50

Target Offering Range:

$9,999.00-$123,997.50

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to

SmartScreen is a communication channel, application and hardware agnostic and can optimize upsell opportunities by giving guest personalized recommendations in a relevant presentation through any communication channel. *The technology combines artificial intelligence (AI), machine learning (ML) and operations research (OR) methodologies to generate business insights, meet business objectives while managing constraints as well as to increase guest satisfaction.*

The SmartScreen Restaurant Personalization Platform makes it easy to quickly deploy personalized, integrated digital dining experiences across all guest communications channels through personalized menu recommendations, personalized content, triggered pop ups, emails and digital advertising. SmartScreen's technology simplifies the complex tasks associated with digital and in store dining experiences by integrating personalized menu recommendations, tailored content, and triggered pop-ups, along with digital and email advertising. This user-friendly platform is powerful yet simple, offering the dual advantage of robustness and ease of use.

The SaaS offering allows restaurant managers to create complex and robust marketing campaigns *in less than a minute* and, without knowing any personal guest information, optimize the guest experience to provide relevant menu and merchandise product recommendations, advertisements, and digital content. This nudges the guest's behavior to meet the restaurants business goals. A robust reporting engine provides both goal/objective verification and useful insights into sales, menu items, advertisements, and their relationships to one another.
With SmartScreen, every guest interaction is optimized, leading to higher Guest satisfaction rates. The platform's advanced capabilities also generate higher conversions for loyalty and email sign-ups, and notably increase first-time and repeat visitor rates, contributing to higher overall revenue and profit margins. In addition, the system reduces spoilage, overage costs, and service times, leading to more efficient operations.

Unique to the SmartScreen approach is a restaurant gets personalization without privatization concerns as no customer data is required. Loyalty programs enhance the optimization but are not required and other sensitive data issues are resolved setting SmartScreen up for international expansion where privatization concerns are of the utmost importance.


Who Else See's the Value in this Technology?
McDonald's acquires A.I. company to help automate the drive-thru, its third tech deal this year
300 Million
00:54


01:03

investment commitments will be cancelled returned to investors.

Form C Submission

Problem

There are many problems with the current online dining experience. They include:

1. **Lack of Personalization in Digital Dining:** Traditional digital dining platforms often struggle to provide personalized recommendations to customers. Without a deep understanding of each diner's preferences and desires, these platforms fail to offer relevant products, leading to reduced customer engagement and satisfaction.

2. **Inefficient Data Utilization:** Many dining platforms collect vast amounts of data from diners' activities but lack the capability to analyze and leverage it effectively. As a result, valuable insights about customer behavior and preferences go untapped, hindering the ability to deliver accurate and personalized recommendations.

3. **Customer Experience Challenges:** Customers are inundated with an overwhelming array of choices in the digital dining landscape. This abundance of options can lead to decision fatigue and frustration, resulting in lower conversion rates and reduced customer loyalty.

4. **Complex Implementation Processes:** Integrating personalized recommendation systems into digital dining platforms can be complex and time-consuming. Existing solutions may require significant technical expertise, leading to delays in implementation and increased costs for businesses.

5. **Limited Adaptability and Customization:** Many recommendation systems lack the flexibility needed to cater to the unique branding and customer base of different restaurants and digital dining platforms. This lack of adaptability hampers the ability to deliver a seamless and cohesive user experience.

6. **Missed Revenue Opportunities:** Without personalized product recommendations, dining platforms miss out on opportunities to upsell and cross-sell to customers effectively. This hinders revenue growth and leaves money on the table.

7. **Inadequate Real-time Insights:** The inability to capture and analyze real-time behavioral data of diners means missed opportunities to engage with customers at critical moments, leading to reduced conversion rates and potential loss of valuable customers.

Solution

SmartScreen addresses these challenges by offering a powerful and adaptive solution that analyzes diners' activities and preferences in real-time. By combining Transactional, Contextual, and Behavioral data through their SMART data stratum, SmartScreen provides a complete dataset for precise and relevant recommendations.

Their easy-to-use and fast interface, coupled with vast adaptability and modification capabilities, streamlines the implementation process for digital dining platforms, enabling them to deliver personalized product recommendations seamlessly throughout the customer journey. With SmartScreen's solution, businesses can enhance customer experience, drive engagement, increase revenue, and gain a competitive edge in the dynamic digital dining market.

Unique to the SmartScreen approach is a restaurant gets personalization without privatization concerns as no customer data is required. Loyalty programs enhance the optimization but are not required and other sensitive data issues are resolved setting SmartScreen up for international expansion where privatization concerns are of the utmost importance.

Investment Opportunity

Investing in SmartScreen presents an exciting opportunity to revolutionize the digital dining landscape. With their cutting-edge recommendation system, the startup is poised to disrupt the industry by providing personalized, data-driven solutions that enhance customer experiences, drive revenue growth, and create a strong competitive edge for businesses in the dynamic digital dining market.

The Problem:

Restaurant owners are limited in their ability to...

✕ Cost-effectively increase revenue

✕ Cost-effectively increase profits

✕ Increase customer satisfaction

SmartScreen's Solution:

Empower restaurant owners and marketers to...

✓ Increase new visits
✓ Improve return visits
✓ Boost ticket sales
✓ Increase revenue and profits
✓ Provide personalized menu recommendations

Business Model

The SmartScreen Business Model is quite simple with multiple revenue streams. We charge per channel that we are optimizing such as digital signage, online ordering, email marketing etc. If a client wants to use all of the channels, then there is one annual license fee. The fee is $1,200.00 per year per channel per location or $4,995.00 a year per location for all channels.

There are additional revenue streams based on the channel and the application such as advertising revenue. Since the SmartScreen solution can be used for ads for menu items, merchandise and advertisements, once a restaurant is using the system, they can advertise local surrounding visits and charge for that advertising such as the Cleaners next door, etc. SmartScreen the restaurant will share that revenue at a 70%/30% split for SmartScreen.

Business Model

The SmartScreen Business Model is quite simple with multiple revenue streams. We charge per channel that we are optimizing such as digital signage, online ordering, email marketing etc. If a client wants to use all of the channels, then there is one annual license fee. The fee is $1,200.00 per year per channel per location or $4,995.00 a year per location for all channels.

There are additional revenue streams based on the channel and the application such as advertising revenue. Since the SmartScreen solution can be used for ads for menu items, merchandise and advertisements, once a restaurant is using the system, they can advertise local surrounding visits and charge for that advertising such as the Cleaners next door, etc. SmartScreen the restaurant will share that revenue at a 70%/30% split for SmartScreen.

Traction & Customers

Although pre-revenue, SmartScreen is currently working with around ten clients that have around 300 locations combined. These are leads that were received at the National Restaurant Show where SmartScreen officially launched in May of 2023. SmartScreen has created prototypes for leading brands such as Boston Market. SmartScreen was a finalist in the 2022 Restaurant Technology Network Start Up Alley Awards at the Multi Unit Technology show in Las Vegas which is where major operators of QSR and fast casual restaurants go to learn about the latest technology.



SmartScreen
Personalize/ Prophesize /Monetize

Partners-

SmartScreen Has The following Key Partnerships with Industry Leaders
- Delphi Display Systems/ TOAST POS
- PAR Technologies POS and Back Office
- Clover POS
- Samsung Display Systems
- OLO Online Ordering
- Itsacheckmate (Delivery and POS Integrations)
- Google Chrome
- Novari Digital Signage Content Management System
- Stingray Business Systems



TRACTION

DELPHI DISPLAY SYSTEMS

BOSTON MARKET

- 350 location Drive Thru Pilot in Negotiation with new Owner Group of Boston Market who also has another 500/1000 locations with other Brands
- Partner is Stingray Media one of Canadas Largest Media Companies

STINGRAY BUSINESS

- Paid 350 location Drive Thru Pilot in Negotiation
- Partner is Delphi Display Systems who have over 30,000 locations as their customer base and want SmartScreen to be their AI engine

Terms

SmartScreen LLC ("SmartScreen," the "Company," "we," or "us"), a Nevada limited liability company formed on April 9, 2020, is holding the following offering:

Up to $123,997.50 in Units at $49.50 with a minimum target amount of $9,999.00.

Offering Minimum: $9,999.00 | 202 Units

Offering Maximum: $123,997.50 | 2,505 Units

Type of Security Offered: Units

Purchase Price of Security Offered: $49.50

Minimum Investment Amount (per investor): $247.50

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $247.50. The Company must reach its Target Offering Amount of $9,999.00 by April 1st, 2023 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Bonus:

Investors who invest $1,200 or more will be able to utilize the software for one channel at one location for one year.

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Market Projection

The restaurant software market is a rapidly growing and dynamic sector that caters to the needs of restaurants, cafes, bars, and other foodservice establishments. The increasing adoption of digital technologies, rising demand for efficient restaurant management solutions, and the growing trend of online food ordering are the primary factors driving the market's expansion. Below is a brief analysis of the restaurant software market, based on available sources up to September 2021.

1. Market Size and Growth: The global restaurant software market has been experiencing significant growth over the past few years. According to a report by Grand View Research, Inc., the market size was valued at approximately $3.6 billion in 2020 and was projected to grow at a compound annual growth rate (CAGR) of around 8.2% from 2021 to 2028 [Source: Grand View Research, Inc.].

2. Key Drivers: a. Digital Transformation: Restaurants are embracing technology to streamline operations, enhance customer experiences, and optimize resource utilization. b. Demand for Contactless Solutions: The COVID-19 pandemic accelerated the adoption of contactless ordering, payment, and delivery solutions in the foodservice industry. c. Inventory Management: Software solutions that aid in inventory tracking, reducing wastage, and managing supplies efficiently are in high demand. d. Data Analytics: Restaurants are leveraging data-driven insights to make informed decisions, enhance menu offerings, and implement targeted marketing strategies.

3. Software Types: a. Point-of-Sale (POS) Systems: POS software is a fundamental tool that handles payment processing, order management, and customer data. b. Online Ordering and Delivery Platforms: With the rise of food delivery services, restaurants seek software solutions to manage online orders, track deliveries, and integrate with popular delivery apps. c. Inventory and Supply Chain Management: Restaurants require software to manage inventory levels, track stock movements, and optimize supply chain processes. d. Table Reservation and Waitlist Management: Reservation software helps restaurants streamline table management and handle customer reservations efficiently.

4. Competitive Landscape: The restaurant software market is highly competitive, with numerous established and emerging players. Some prominent companies in the industry include Toast, Square, TouchBistro, Upserve, and Lightspeed POS [Source: Forbes].

5. Regional Analysis: North America and Europe have been leading the restaurant software market, primarily due to the early adoption of technology in the foodservice industry. Asia-Pacific is also witnessing significant growth, fueled by the increasing number of restaurants, rising disposable incomes, and the surge in online food delivery services.

Competition

There are three types of competitors:

1. Direct – there is not any restaurant specific personalization and optimization platforms that we know of currently.

2. Historic eCommerce personalization platforms are the largest of which is dynamic yield which was sold to McDonald's in 2019 for 300 million and then resold to Mastercard in 2022 for undisclosed amount. They will sell to restaurants but are still 99 percent eCommerce and there is probably some sort of competition clause with McDonald's so they sell to other large QSR's. Although they are very worthy, they are over kill for restaurants and much more complex. Other personalization companies could go into restaurants, but the market is really to small for them compared to the eCommerce market. We will move into eCommerce after making way in the restaurant and hospitality space.

3. The third and strongest competitors are the **other restaurant applications** themselves as most all of the applications from online ordering to websites and Mobile applications try and say they have ai generated recommendations, but the problem is that they are not user generated and only work for that application. We actually help these online order platforms and mobile order platforms as they are there to sell the most for their clients. This quite common in ecommerce and will become quite common in restaurant ordering platforms.



James Reed
CEO & Co Founder
Background

James is a 30-year strategic executive with a unique blend of both corporate and start-up experience. James's specialty is leading the sales and marketing efforts of fortune 500 spinouts under the companies venture capital umbrellas. He has done this with Xerox, UPS, Nokia and with a USPS privatization startup called SmartMail. SmartMail was sold to DHL for 480 million dollars. In addition to these accomplishments, James has started several of his own companies including the pre-curser to SmartScreen called Smart Page which he co-founded with Pat Moore. SmartPage was the first Bayesian Data Mining eCommerce analytics and predictive technology personalization company founded in 2004. As Senior VP of Strategic Alliances he lead the strategic assessment of new business opportunities and partnerships. James designed & implemented an integrations partner program that met the needs of Altametrics' business models. By understanding market dynamics and having keen knowledge and awareness of competitive products, solutions and service offerings, James demonstrated competence across a broad spectrum that included but was not limited to new product launch, product positioning, pricing, partner program development and strategic planning. He led this area of the business in the identification, evaluation, structuring, and negotiations of potential partnerships for the company and oversee the success of the alliances and execution of our partnered programs. He continuously improved efficiencies, processes, procedures and personnel in all areas of responsibility to keep pace with the growth of the company.



Laura Ali
SVP Sales & Marketing
Background

Laura Marie Ali is a proven Sales Executive having demonstrated sales leadership success at Fortune 100 companies such as Xerox Corporation and RR Donnelley. She also has led two start-ups to successful IPOs heading up sales at Document Sciences Corporation (a Xerox Venture Capital company) and Smartmail which was sold to DHL for $480,000,000. Laura has worked with James in two other successful ventures Recently she headed up her own sales and digital marketing company – Triple Win Sales – which helps private sector companies develop and execute results driven sales and marketing strategies.



Patrick Moore
Chief Data Scientist & Co Founder
Background

Pat Moore is a Cornell Statistician with vast experience. Pat has run Data Science teams at American Express, Rakuten, New York Times and Bloomberg as well as a few start-ups. Pat's teams have conducted thousands of online experiments, built thousands of predictive models, designed several semi-automated analytics platforms, designed a few recommender systems and designed one completely automated analytics platform. All with the objective of revenue maximization. Pat is an expert at designing specifications for engineers to build AI platforms. Pat leads a team that develops statistical models for a variety of purposes using structured as well as unstructured data on a Big Data platform. I also design ML software to develop data science driven software for use by non-data scientists. Currently I work with Bigquery, Hive and Rapidminer, but have worked extensively with SQL, SAS and Matlab in the past. I have also used C++, Python and R at times.

Virtual Business Pitch   Market Projection   Communication Channel   Team   About

Legal Company Name
SmartScreen

Location
5439 Cokesbury Road
Fuquay Varina, North Carolina 27526

Number of Employees
3

Incorporation Type
LLC

State of Incorporation
Nevada

Date Founded
April 9, 2020

Exhibit C

Subscription Agreement

SmartScreen LLC Subscription Agreement

The undersigned ("**Subscriber**") hereby tenders this subscription ("**Subscription Agreement**") to SmartScreen LLC, a Nevada limited liability company (the "**Company**"), on the terms and conditions set forth below:

1. Subscription. Subject to the terms and conditions of this Subscription Agreement and the Limited Liability Company Agreement of the Company, dated July 28, 2023 (as amended, the "**LLC Agreement**"), Subscriber hereby: (a) subscribes to purchase from the Company the number of Units (as defined in the LLC Agreement) of the Company (the "**Units**") set forth on the signature page of this Subscription Agreement (the "**Units**"); and (b) agrees to pay to the Company, upon Subscriber's execution of this Subscription Agreement, an amount equal to $49.50 per Unit (the "**Purchase Price**") in accordance with Section 3 below.

(a) By executing this Subscription agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the LLC Agreement, a copy of the Offering Statement filed with the SEC (the "**Offering Statement**") and any other information required by the Subscriber to make an investment decision. Subscriber shall execute and deliver a joinder to the LLC Agreement in the form attached as **Exhibit A**.

(b) The maximum number of Units sold in connection with the offering contemplated by the Offering Statement shall not exceed 2,505 in the aggregate. The Company may accept subscriptions until April 1, 2024 (the "**Offering Deadline**"). Provided that subscriptions for 202 Units ($9,999.00 in investments) are received, the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Offering Deadline (each a "**Closing**").

2. Acceptance. The Company has the right to accept or reject Subscriber's subscription in its sole and absolute discretion. The subscription will be accepted only when the Company countersigns this Subscription Agreement. Subscriber understands and agrees that, if this Subscription Agreement is accepted, it may not be cancelled, revoked or withdrawn by Subscriber. If this offer to buy Units is rejected by the Company or is withdrawn by Subscriber in writing prior to acceptance by the Company, such portion of the Purchase Price as has been received by the Company in connection with this Subscription Agreement will be returned to Subscriber without interest, and Subscriber will cease to have any interest in, or rights with respect to, the Units.

3. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Enterprise Bank & Trust (the "**Escrow Agent**") from the Subscriber by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice upon Closing.

4. Representations, Warranties and Agreements. As of each of the date Subscriber executes and delivers this Subscription Agreement and the date of the Closing, Subscriber makes the following representations, warranties, acknowledgments and agreements in order to induce the Company to accept this subscription:

(a) Authorization. Subscriber has full power and authority to enter into this Subscription Agreement, and when executed and delivered by Subscriber, will constitute valid and legally binding obligations of Subscriber, enforceable in accordance with their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(b) Purchase Entirely for Own Account. This Subscription Agreement is made with Subscriber in reliance upon Subscriber's representation to the Company, which by Subscriber's execution of this Subscription Agreement, Subscriber hereby confirms, that the Units to be acquired by Subscriber will be acquired for investment for Subscriber's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of applicable securities laws. By executing this Subscription Agreement, Subscriber further represents that Subscriber does not presently have any contract, undertaking, agreement or arrangement with any person or entity to sell, transfer or grant participations to such person or entity or to any third person or entity, with respect to any of the Units. In an entity, Subscriber has not been formed for the specific purpose of acquiring the Units.

(c) Disclosure of Information. Subscriber and his, her or its attorneys and/or advisors have had an opportunity to obtain information concerning the Company and have had an opportunity to ask questions of and receive answers from authorized representatives of the Company concerning the Company, the offering and sale of the Units and any other relevant matters pertaining to this investment, and in all instances have been afforded the opportunity to obtain such additional information as necessary to verify the accuracy of the information that was otherwise provided.

Subscriber has read and fully understands the Offering Statement and the LLC Agreement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Statement. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(d) <u>Restricted Securities</u>. Subscriber understands that the Units have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of Subscriber's representations as expressed herein. Subscriber understands that the Units are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, Subscriber must hold the Units indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Subscriber acknowledges that the Company has no obligation to register or qualify the Units for resale. Subscriber further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Units, and on requirements relating to the Company which are outside of Subscriber's control, and which the Company is under no obligation and may not be able to satisfy.

(e) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Units and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Units on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Units. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Units. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of the Units.

(f) <u>No Violations</u>. Subscriber will not sell, transfer, or otherwise dispose of the Units in violation of this Subscription Agreement, the LLC Agreement, the Securities Act, the Securities 3 Exchange Act of 1934, or the rules promulgated thereunder, including Rule 144 under the Securities Act.

(g) <u>Securities Law Restrictions</u>. Regardless of whether the offering and sale of Units under this Subscription Agreement have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, the Company at its discretion may impose restrictions upon the sale, pledge or other transfer of the Units (including the placement of appropriate legends on stock certificates, if any, or the imposition of stop-transfer instructions) if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the Securities Act, the securities laws of any state or any other law.

(h) <u>Rights of the Company</u>. The Company shall not be required to (i) transfer on its books any Units that have been sold or transferred in contravention of this Subscription Agreement or (ii) treat as the owner of Units, or otherwise to accord voting, dividend or liquidation rights to, any transferee to whom Units have been transferred in contravention of this Subscription Agreement.

(i) <u>No Public Market</u>. Subscriber understands that no public market now exists for the Units, and that the Company has made no assurances that a public market will ever exist for the Units.

(j) Legends. Subscriber understands that the Units are issued and issuable in uncertificated form, but that the Members of the Company may authorize the issuance of stock certificates at any time, and if so authorized, such stock certificates representing the Units will bear such legend as the Members of the Company then determines appropriate, including the following example legend:

"THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

(k) Investor Limits. Subscriber is either an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act or is investing within their investor limits as defined in 4(a)(6) of Regulation CF.

(l) Speculative Investment. Subscriber is aware that an investment in the Units is highly speculative and Subscriber could lose his, her or its entire investment and Subscriber's financial condition is such that Subscriber is able to bear the economic risks of investment in the Units, including the risk of loss of Subscriber's entire investment in the Units should the Units become worthless, taking into consideration the limitations on resale of the Units.

(m) Financial Experience. Subscriber, by reason of his, her or its business or financial experience or by reason of the business or financial experience of his, her or its financial advisor is capable of evaluating the risks and merits of an investment in the Units and of protecting his, her or its own interests in connection with this investment.

(n) Residence. If Subscriber is an individual, then Subscriber resides in the state identified in the address of Subscriber set forth on the signature page of this Subscription Agreement; if Subscriber is a partnership, corporation, limited liability company or other entity, then the office or offices of Subscriber in which its principal place of business is identified in the address or addresses of Subscriber set forth on the signature page of this Subscription Agreement.

(o) Indemnification. Subscriber agrees to indemnify, defend and hold harmless the Company and its shareholders, directors, officers, employees, agents and representatives from and against all damages, losses, costs and expenses (including reasonable attorneys' fees) which they may incur by reason of the failure of Subscriber to fulfill any of the terms or conditions of this Subscription Agreement, or by reason of or attributable to any breach of the representations and warranties made by Subscriber herein, or in any document provided by Subscriber to the Company or the fact that any of such representations and warranties or acknowledgments and understandings set forth herein or therein are untrue or without adequate factual basis to be considered true and not misleading.

5. <u>Choice of Law</u>. This Subscription Agreement, its construction and the determination of any rights, duties or remedies of the parties arising out of, or relating to, this Subscription Agreement shall be governed by the internal laws of the State of Nevada.

6. <u>Entire Agreement</u>. The terms of this Subscription Agreement are intended by the parties as the final expression of their agreement with respect to the terms included in this Subscription Agreement and may not be contradicted by evidence of any prior or contemporaneous agreement, arrangement, understanding, representations, warranties, covenants, or negotiations (whether oral or written).

7. <u>No Waiver</u>. No waiver or modification of any of the terms of this Subscription Agreement shall be valid unless in writing. No waiver of a breach of, or default under, any provision of this Subscription Agreement shall be deemed a waiver of such provision or of any subsequent breach or default of the same or similar nature or of any other provision or condition of this Subscription Agreement.

8. <u>Counterparts</u>. This Subscription Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9. <u>Electronic Execution</u>. A signed copy of this Subscription Agreement, including in Portable Digital Format (.pdf) or other digital format, delivered by facsimile, e-mail or other means 5 of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Subscription Agreement.

10. <u>Expenses</u>. Each party shall pay all of the costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of this Subscription Agreement.

11. <u>Survival</u>. All representations, warranties and covenants contained in this Subscription Agreement shall survive acceptance of the subscription.

12. <u>Gender and Number</u>. Terms used in this Subscription Agreement in any gender or in the singular or plural include other genders and the plural or singular, as the context may require. If Subscriber is an entity, all reference to "him" and "his" or "her" and "hers" shall be deemed to include "it" or "its" and vice versa.

13. <u>Foreign Investors.</u> If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

14. Proxy. The subscriber hereby appoints the Chief Executive Officer (CEO) of the Company, or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to and on behalf of the Subscriber, (i) vote all Securities held of record by the Subscriber (including any of the Company's Units that the Subscriber may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the CEO determines is necessary or appropriate at the his/her complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Securities Exchange Act covering the Common Stock, or five years after the execution of this Subscription Agreement. The CEO is an intended third-party beneficiary of this Section and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(a) Other than with respect to the gross negligence or willful misconduct of the CEO, in his or her capacity as the Subscriber's true and lawful proxy and attorney pursuant to this Section (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Subscriber pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Subscriber otherwise exist against the Proxy. The Subscriber shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Subscriber pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse the Subscriber the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Price). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Subscriber or otherwise. The Subscriber acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(b) A decision, act, consent or instruction of the Proxy constitutes a decision of the Subscriber and is final, binding and conclusive upon the Subscriber. The Company, members of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Subscriber. The Company, shareholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy

(c) The Subscriber hereby agrees to take any and all actions determined by the Company's CEO in good faith to be advisable to reorganize this instrument and any Securities held by the Subscriber into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued in this Offering.

(d) If any provision of this Proxy is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this Proxy is separable from every other part of such provision.

JOINDER TO LIMITED LIABILITY COMPANY AGREEMENT

This Joinder (this "**Joinder**") is made as of the date written below by the undersigned (the "**Joining Party**") in favor of and for the benefit of SmartScreen LLC, a Nevada limited liability company, and the other parties to the Limited Liability Company Agreement, dated as of July 28, 2023 (as amended, the "**LLC Agreement**"). Capitalized terms used but not defined in this Joinder will have the meanings given such terms in the LLC Agreement.

The Joining Party hereby acknowledges, agrees and confirms that, by the Joining Party's execution of this Joinder, the Joining Party will be deemed to be a party to the LLC Agreement and will have all of the obligations under the LLC Agreement as a Member as if he, she or it had executed the LLC Agreement. The Joining Party hereby ratifies, as of the date of this Joinder, and agrees to be bound by, all of the terms, provisions and conditions contained in the LLC Agreement.

The Joining Party acknowledges that all expectations and future projections contained in any presentation or other materials provided to the Joining Party are estimates and for illustrative purposes only. No guarantee can be given that future projections can or will be attained.

The undersigned has executed this Joinder as of the date written below.

DATED:

Joining Party: (Print Full Name of Entity or Individual)

By:

    (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

SmartScreen LLC

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Units of SmartScreen LLC by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Units**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual:

If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box is the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

SmartScreen LLC

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                             By:

                                                  (Signature)

                                             Name:

                                             (If signing on behalf of entity)

                                             Title:

                                             (If signing on behalf of entity)

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: **SmartScreen LLC** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                             By:

                                             (Signature)

                                             Name:

                                             (If signing on behalf of entity)

                                             Title:

                                             (If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice. Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR: (Print Full Name of Investor)

                                                               By:

                                                                      (Signature)

                                                               Name of Signing Officer (if Entity):

                                                               Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Exhibit D

Articles of Organization (See Attachment in Form C Submission)

Exhibit E

Operating Agreement (See Attachment in Form C Submission)